Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

ITO Client Email

September 28, 2009

Dear (ACS ITO Clients),

As we discussed in our conversation today, Xerox and ACS have decided to join forces to create a new class of services provider with leading technology solutions (including ITO) and expertise in document and business process management.

Although the media have emphasized the BPO and document management capabilities of the combined entity, I want to assure you that the ITO and application solutions are a focused strategic growth area for the combined companies and that we will continue to remain committed to the ITO market and our clients.  We feel that our ITO services, combined with the enhanced BPO offerings of ACS and Xerox, give us more strategic power in the marketplace and allows for a broader service model for our clients.  With the brand strength of Xerox behind us, we are committed to investing even more in developing innovative, technology-focused solutions in the ITO area.

ACS will be a separate business unit within the acquisition, with our Executive team still intact.  Lynn Blodgett will report to Ursula Burns, CEO for Xerox, as a separate line of business. ACS will be renamed ACS, a Xerox company and we will maintain our headquarters in Dallas as well as our operations around the world.  This will ensure a smooth transition, to which I am personally committed to ensure that there will be no disruption to your service. In addition, we will grow our services to you through our access to Xerox’s global footprint.

Together with Xerox, ACS will be able to grow and scale in incredible ways.  By leveraging Xerox’s record of innovation, and R&D investments, we will be able to offer comprehensive business technology solutions; from the acceleration of ACS’ global infrastructure and applications initiatives in IT solutions, to automated and differentiated business processing services.  In short, the combination of Xerox and ACS will establish a complete global solutions provider that surpasses every competitor and sets a new standard for technology and business processing solutions management.

I look forward to seeing you at our upcoming ITO Symposium in Orlando.

Sincerely,

Derrell James
President, ITO

Forward-Looking Statements

This document contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.